Exhibit 99.1

Stratasys Releases First Quarter 2021 Financial Results

●	Revenue of $134.2 million

●	GAAP net loss of $18.9 million, or $0.32 per diluted share, and non-GAAP net loss of $3.8 million, or $0.06 per diluted share

●	Generated $22.8 million of cash from operations

●	Completed growth capital raise of $230 million in gross proceeds

●	$530.4 million cash and no debt at quarter end

MINNEAPOLIS & REHOVOT, Israel--(BUSINESS WIRE) - May 5, 2021 Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the first quarter of 2021.

First Quarter 2021 Financial Results Summary Compared to First Quarter 2020:

●	Revenue of $134.2 million compared to $132.9 million.

●	GAAP gross margin was 41.4%, compared to 45.0%.

●	Non-GAAP gross margin was 46.7%, compared to 48.4%.

●	GAAP operating loss was $18.4 million, compared to an operating loss of $19.9 million.

●	Non-GAAP operating loss was $2.6 million, compared to an operating loss of $8.4 million.

●	GAAP net loss was $18.9 million, or $0.32 per diluted share, compared to a net loss of $21.7 million, or $0.40 per diluted share.

●	Non-GAAP net loss was $3.8 million, or $0.06 per diluted share, compared to a net loss of $10.6 million, or $0.19 per diluted share.

●	Adjusted EBITDA was $3.5 million, compared to $(2.1) million.

●	Cash from operations of $22.8 million, compared to $11.3 million.

“I am pleased with our performance in the first quarter that drove 41% growth in system revenues. Thanks to our team’s dedication and successful execution, Stratasys delivered solid results and is well-positioned at the forefront of our industry, as end markets continue to recover and 3D printing industry growth accelerates,” stated Dr. Yoav Zeif, Chief Executive Officer of Stratasys.

Dr. Zeif continued, “3D printing is migrating from being primarily a prototyping tool to providing full-scale, digital manufacturing platforms at mass production levels. With our focused business model, we continue to make progress on our strategy to grow our manufacturing applications, which will solidify our position as the first choice in polymer 3D printing. We recently hosted an unprecedented online event for over 4,500 customers, resellers and partners, where we introduced three next-generation manufacturing systems that address a large portion of the multibillion-dollar market opportunity in additive manufacturing of end-use parts and will play an integral role in positioning the business for future growth. Looking to the rest of 2021, we will continue to prioritize strategic investments that we expect to yield significant returns and sustained profitability in the years to come. With a fortress balance sheet and multiple growth opportunities in front of us, we are poised to build incremental value for our shareholders,” concluded Dr. Zeif.

Financial Outlook:

The Company is reiterating and updating its outlook as follows:

●	Second quarter 2021 revenue of mid-teens percentage growth year-over-year.

●	Full year operating expenses expected to rise approximately $25 million to $30 million compared to 2020, likely closer to the high end of the range, primarily due to the return of employees to a full-time schedule starting January 1, 2021, as well as the impact of recent acquisitions.

●	Full year capital expenditures anticipated range from $24 million to $30 million.

●	Longer term, the Company continues to expect significant leverage benefit from its investments as revenue growth should accelerate in 2022 and beyond.

Stratasys Ltd. First Quarter 2021 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its first quarter 2021 financial results on Wednesday, May 5, 2021 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:

https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/44880/indexl.html.

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 6 months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2021, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; the strength and duration of, and degree of recovery from, the COVID-19 pandemic in the markets in which we operate; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of the coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 1, 2021 (the “2020 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2020 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2021, which will be furnished to the SEC throughout 2021, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)

	March 31,	December 31,
	2021	2020

ASSETS

Current assets
Cash and cash equivalents	$421,398	$272,092
Short-term deposits	109,000	27,000
Accounts receivable, net of allowance for credit losses of $0.9 million as of March 31, 2021 and December 31, 2020	102,780	106,068
Inventories	124,199	131,672
Prepaid expenses	10,345	6,717
Other current assets	16,745	16,943

Total current assets	784,467	560,492

Non-current assets
Property, plant and equipment, net	199,382	201,232
Goodwill	38,074	35,694
Other intangible assets, net	131,619	131,569
Operating lease right-of-use assets	19,089	21,298
Other non-current assets	43,299	39,717

Total non-current assets	431,463	429,510

Total assets	$1,215,930	$990,002

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$28,062	$16,987
Accrued expenses and other current liabilities	29,283	31,061
Accrued compensation and related benefits	30,937	25,659
Deferred revenues - short term	49,413	49,165
Operating lease liabilities - short term	8,941	9,282

Total current liabilities	146,636	132,154

Non-current liabilities
Deferred revenues - long term	14,074	14,227
Operating lease liabilities - long term	10,501	12,567
Contingent consideration	40,234	37,400
Other non-current liabilities	32,470	34,059

Total non-current liabilities	97,279	98,253

Total liabilities	243,915	230,407

Redeemable non-controlling interests	227	227

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 65,218 thousands shares and 56,617 thousands shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	181	155
Additional paid-in capital	2,984,048	2,753,955
Accumulated other comprehensive loss	(7,634)	(8,846)
Accumulated deficit	(2,004,807)	(1,985,896)
Total equity	971,788	759,368

Total liabilities and equity	$1,215,930	$990,002

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended March 31,
	2021	2020
	(unaudited)	(unaudited)
Net sales
Products	$90,324	$83,172
Services	43,865	49,735
	134,189	132,907

Cost of sales
Products	46,920	39,248
Services	31,692	33,789
	78,612	73,037

Gross profit	55,577	59,870

Operating expenses
Research and development, net	20,601	24,194
Selling, general and administrative	53,334	55,576
	73,935	79,770

Operating loss	(18,358)	(19,900)

Financial expense, net	(377)	(829)

Loss before income taxes	(18,735)	(20,729)

Income tax expenses (benefit)	(942)	221

Share in losses of associated companies	(1,118)	(838)

Net loss	(18,911)	(21,788)

Net loss attributable to non-controlling interests	-	(85)

Net loss attributable to Stratasys Ltd.	$(18,911)	$(21,703)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.32)	$(0.40)
Diluted	$(0.32)	$(0.40)

Weighted average ordinary shares outstanding
Basic	58,616	54,544
Diluted	58,616	54,544

		Three Months Ended March 31,
		2021	Non-GAAP	2021	2020	Non-GAAP	2020
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$55,577	$7,069	$62,646	$59,870	$4,414	$64,284
	Operating income (loss) (1,2)	(18,358)	15,785	(2,573)	(19,900)	11,491	(8,409)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(18,911)	15,111	(3,800)	(21,703)	11,137	(10,566)
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.32)	$0.26	$(0.06)	$(0.40)	$0.21	$(0.19)

(1)	Acquired intangible assets amortization expense		5,356			4,065
	Non-cash stock-based compensation expense		634			402
	Restructuring and other related costs		1,079			(53)
			7,069			4,414

(2)	Acquired intangible assets amortization expense		2,192			2,142
	Non-cash stock-based compensation expense		6,571			4,503
	Restructuring and other related costs		1,810			31
	Revaluation of investments		(3,670)			-
	Contingent consideration		191			-
	Other expenses		1,622			401
			8,716			7,077
			15,785			11,491

(3)	Corresponding tax effect		(757)			(431)
	Equity method related amortization, divestments and impairments		83			77
			$15,111			$11,137
(4)	Weighted average number of ordinary shares outstanding- Diluted	58,616		58,616	54,544		54,544